Buenos Aires, March 10th, 2022

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS

Ref.: Relevant Event. Convening of a Shareholders’ Meeting for April 27th, 2022.

Dear Sirs:

I am writing to you in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) to inform that on the date hereof the Board of Directors of the Company resolved to convene an Ordinary and Extraordinary General Shareholders’ Meeting for April 27th, 2022 at 11 am for its first call, and the Ordinary Meeting at 12 pm for its second call. Such meeting will be held virtually by Microsoft Teams.

Sincerely,

María Agustina Montes

Head of Market Relations